JONES, WALKER, WAECHTER,
POITEVENT, CARRERE & DENEGRE, L.L.P.

201 St. Charles Avenue

New Orleans, Louisiana 70170-5100

March 8, 2005

United States Securities and Exchange Commission                                                             VIA EDGAR

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	CenturyTel, Inc.
Preliminary Consent Solicitation Statement on Schedule 14A
Originally filed January 21, 2005
Commission File No. 0-50260

Ladies and Gentlemen:

In response to the letter from the Commission's staff dated February 3, 2005 relating to preliminary consent solicitation materials filed by CenturyTel, Inc. on January 21, 2005, we furnished a response letter dated February 18, 2005 and revised preliminary consent solicitation materials, all of which were deemed to be filed via EDGAR on February 22, 2005. On March 4, 2005, Reginald A. Norris of the Commission's staff orally requested that we supplement our prior response to the initial comment included in the staff's February 3 letter to address (i) why the Commission no-action letters cited in our prior response letter, which address proposed amendments that sought to bind all security holders, should apply to CenturyTel's proposed amendments, which seek to bind only security holders who consent to the proposed amendments, and (ii) the impact of brokerage fees on our analysis of the economic effects of CenturyTel's proposals. In responding to Mr. Norris' supplemental comments, we have reproduced below the full text of the staff's Comment No. 1 excerpted from its February 3, 2005 letter, and the Company's response, as amended and restated hereby to address Mr. Norris' supplemental comments. For your convenience, we have attached as an annex to this letter a copy of our amended and restated response below, marked to reflect all changes to the initial response included in our February 18 letter.

__________

General
1.	It appears that your solicitation of consents to the proposed amendments to the purchase contract agreement may constitute an offer of a new security. In this regard, it appears that unit holders are effectively making a new investment decision when considering whether to accept units that will:
    be subject to new settlement provisions;
    trade separately on the NYSE; and
    trade under a different CUSIP number.

Please provide us with your legal analysis of why Section 2(a)(3) and Rule 145(a) of the Securities Act of 1933 do not apply to this solicitation or, in the alternative, advise us how you are complying with these provisions. In addition, please tell us why the solicitation of consents to amend the purchase contract agreement does not also constitute a tender offer to exchange units subject to Regulation 14E and Rule 13e-4 of the Securities Exchange Act of 1934.

Response to Comment 1:

Prior to the Company filing its preliminary solicitation materials with the Commission on January 21, 2005, we helped structure the Company's proposed amendments to minimize their impact on the equity unit holders and reviewed applicable securities law issues with Pillsbury Winthrop LLP, counsel to the Company's financial advisor. Based on these discussions, we concluded, and Pillsbury Winthrop LLP concurred, that the Company's proposed consent solicitation would not constitute an offer or sale of a new security. In response to your letter of February 3, 2005, we have re-reviewed in detail our prior analysis of case law, SEC no-action letters and secondary sources. For the reasons outlined below, this review has re-affirmed our belief, and the belief of Pillsbury Winthrop LLP, that the proposed consent solicitation will not constitute an offer or sale of a new security. In response to your letter we have also substantially revised the Company's preliminary consent solicitation statement to, among other things, further highlight and illustrate the Company's belief that its proposed amendments will not change the basic economic rights of the equity unit holders.

Background

The Company issued the purchase contracts as part of its outstanding equity units in May 2002. Each purchase contract currently obligates the holder of the purchase contract to purchase, and the Company to sell, on May 16, 2005, a fraction of a share of the Company's common stock equal to the "settlement rate." The settlement rate is calculated as follows:

  If the "applicable market value" of the Company's common stock (described below) is equal to or greater than $36 per share, the settlement rate will be 0.6944.
  If the applicable market value is less than $36 per share but greater than $28.60 per share, the settlement rate will be an amount equal to $25 divided by the applicable market value.
  If the applicable market value is less than or equal to $28.60, the settlement rate will be 0.8741.

The "applicable market value" will be the average of the closing price per share of the Company's common stock on each of the 20 consecutive trading days between April 14, 2005 and May 11, 2005.

The Company's proposed amendments would enable the Company to settle the purchase contracts by paying the settlement value in cash, shares of common stock, or a combination of both. The Company has structured its proposed amendments to gain additional financial flexibility, but without changing the basic economic rights of holders. Although the Company believes it could have structured its consent solicitation to bind all equity unit holders, it elected instead to adopt the conservative approach of applying the proposed amendments solely to holders who timely consent to such amendments. The Company proposes to pay consenting holders a consent fee. We have revised the consent solicitation statement to provide more background information and clearer disclosure of the Company's purpose.

Discussion

No Fundamental Changes. Generally, the question of whether amendments to the governing documents of a particular security will create a new security turns on whether the amendments substantially affect the legal rights and obligations of the holders of that security. See McGuigan & Aiken, Amendment of Securities, 9 Rev. of Sec. Reg. 935, 935 (1976); see also 2 Louis Loss & Joel Seligman, Securities Regulation 1086 (3d ed. 1989). Under various judicial decisions and SEC no-action letters, this standard has traditionally been met when the amendments would significantly alter the "basic financial terms" or the "basic nature" of existing securities, as opposed to amendments that adjust contractual rights of a lesser magnitude. See, Leaseco Corp. (avail. Oct 22, 1982) (where the SEC agreed to take no action in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be "characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security"); Susquehanna Corp. (avail. June 29, 1979) (where the SEC agreed to take no-action in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); Sheraton Corp. (avail. Nov. 24, 1978) (where the SEC agreed to take no-action in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture). See also Abrahamson v. Fleschner, 568 F.2d 862 (2nd Cir. 1975) (holding that a new security arises only when there is a significant change in the nature of the investment or the investment risks) and Sowards, 11 Business Organizations, 2-140 (1994) (noting that new securities arise only in connection with a "fundamental change" in the nature of an investment). In addition, amendments that do not increase the security holder's investment risk have been held to not involve the sale of a new security. Browning Debenture Holders' Comm. v. DASA Corp., [1974-1975 Transfer Binder] Fed. Sec. L. Rep. (CCH ¶ 95,071, at 97,753 (S.D.N.Y. 1975), aff'd, 524 F.2d 811 (2d Cir. 1975).

In light of the standards set forth above, we believe that the Company's proposed consent solicitation should not be deemed an offer or sale of a new security. Other than granting the Company more flexibility in the consideration it may use to settle purchase contracts of consenting holders, all of the terms of the purchase contracts will remain the same and consenting holders and non-consenting holders will continue to vote together as a single class with respect to any future amendments to the purchase contracts. As reflected in the illustrative chart and accompanying commentary included on pages 2 to 3 of the Company's revised preliminary consent solicitation statement, the Company believes that all equity unit holders will receive equivalent value on May 16, 2005 under their purchase contracts, regardless of whether they deliver or withhold their consent and regardless of whether the Company elects to pay consenting holders with cash, shares of the Company's common stock, or a combination of both. Because the value of consideration paid upon settlement of the purchase contracts would be based on the same "settlement rate" regardless of whether the Company settles in cash or stock, the Company believes that consenting holders will be subject to the same market risks that they agreed to assume in connection with making their investment decision to acquire the equity units. As such, we do not believe that holders are now being asked to make a new investment decision. In short, far from fundamentally altering basic rights or investment risks, the Company's proposed amendments do not in our view change in any material respect any of the basic economic rights or risks of equity unit holders.

We recognize that the cases and no-action letters cited above involved attempts by issuers to implement amendments that would bind all security holders, whereas the Company's proposed amendments seek to bind only consenting holders. We nonetheless believe these precedents are relevant because they illustrate instances where issuers were permitted to proceed freely with amendments that had a greater impact than the Company's proposals, both in terms of substance and the number of holders affected. If, under any particular set of circumstances, the SEC has previously granted issuers the greater power to amend the rights of all holders, we believe that necessarily grants to issuers the lesser power to amend the rights of only consenting holders. Moreover, we are unaware of any holdings or no-action letters where the procedural aspects of the amendment process control the substantive determination of whether the amendment altered fundamental rights.

We acknowledge that some commentators have suggested that Congress intended to draw a distinction between fundamental and non-fundamental amendments of debt securities in Section 316(b) of the Trust Indenture Act of 1939 by providing that amendments of debt holders' right to receive principal or interest payments must generally be approved by all holders. See B. Edwards and J. Bancone, Modifying Debt Securities: The Search for the Elusive "New Security" Doctrine, 47 Bus. Law. 571, 587 (Feb. 1992); see also Allied-Carson Corporation (avail. March 12, 1976). Even if this view of the Trust Indenture Act is correct, we believe there are several reasons why it should not control the determination of whether the Company's proposed amendments will fundamentally alter the rights of the equity unit holders. First, the Company believes it could have structured its consent solicitation to be binding on all holders of the equity units. Instead, the Company elected to adopt a literal and conservative reading of the instrument governing the equity units, which suggests that only consenting holders can be bound by amendments reducing the number of shares of common stock to be purchased under the equity units. We do not believe that the Company's election to adopt a conservative procedural position should impact the substantive determination of whether new securities have been created by altering fundamental rights. In short, substance, not procedure, should govern whether rights have been fundamentally affected. Second, the economic impact of the Company's amendments are quite limited, and fall far short of delaying or amending a right to receive principal or interest payments under a debt security. Finally, the commentators' analysis of the Trust Indenture Act applies solely to amendments of debt securities, and not equity securities such as the Company's equity units.

Although the Company acknowledges that the economic positions of consenting and non-consenting holders will not be identical if the Company elects to settle consenting holders in cash, the Company does not believe the differences will be material, either individually or in the aggregate. The most obvious difference is that only non-consenting holders will receive common stock at settlement. Clearly, however, equity unit holders who wish to receive stock at settlement can do so by withholding their consent to the proposed amendments. In addition, consenting holders could choose to use their cash payments to purchase common stock of the Company in the open market. Although such holders, unlike non-consenting holders, would incur brokerage fees, the Company believes that the consent fees paid to them by the Company will be sufficient for most holders to completely offset their brokerage fees. The Company further understands that increases in the market value of its common stock after the "settlement rate" is established (based on average trading prices between April 14, 2005 and May 11, 2005) would not be reflected in the amount of cash consenting holders will receive on May 16, 2005. However, by the same token, consenting holders who receive cash would also be protected from declines in the market value of the common stock after the settlement rate is established. These consequences do not flow from any fundamental change in the nature of the purchase contracts, but are ancillary byproducts of the opportunity the Company is affording to holders to consent to the proposed amendments. The Company has added disclosure to address this point on pages 5-6 of the revised preliminary consent solicitation statement. The Company believes that it is unlikely that the market price of its common stock will increase or decrease enough over such a short period of time to materially impact the comparative value of consideration received by different holders. Recently, the Company's common stock has experienced relatively low trading volatility. (The Company's trading beta for 2004 based on the S&P 500 Index was 0.62.)

Consent is Pursuant to Agreed-Upon Procedures. In addition to the foregoing, case law and SEC no-action letters provide that amendments to a security do not create a new security when made in accordance with the instrument governing the rights of the original security holders. See Sheraton Corp., supra, and Browning, supra (where the District Court rejected plaintiff's argument that a reduction in the conversion price of outstanding debentures constituted a sale of a new security because the reduction was merely "a change in one term of the security, accomplished in the manner contemplated and expressly provided for at the time the security was issued"). We believe these decisions lend further support to our view that the Company's proposals to not constitute an offer or sale of a new security. The Company's purchase contract agreement that governs the rights of equity unit holders specifically permits the holders to give consents to amend the purchase contracts, and the consent solicitation, by its terms, would be conducted in accordance with the purchase contract agreement. As a result, the Company is soliciting consents in a manner contractually agreed upon by the equity unit holders at the time they made their investment decision to acquire the units. Put another way, the equity unit holders knowingly acquired their securities subject to the rights of the Company to effect changes in the manner now proposed. We further believe that the Company's proposed changes are much less substantial than the debenture conversion price amendments that the Browning court held to be insufficient to give rise to a new security. If changing a debenture conversion price can be effected without creating a new security, we believe the Company's narrowly tailored proposals, which do not alter the manner in which the settlement rate will be determined, should merit the same conclusion.

Other Considerations. We do not believe that the Company's plan to obtain separate CUSIP numbers and a New York Stock Exchange listing for the equity units of consenting holders should weigh in favor of a determination that the proposed amendments constitute the offer or sale of a new security. In order to properly settle purchase contracts in cash, the Company has sought new CUSIP numbers solely as an administrative tool to enable it to distinguish between equity units that are subject to the amendments and those that are not. Moreover, the Company is seeking a new NYSE listing solely to preserve the existing trading rights of equity unit holders and ensure that consenting and non-consenting holders enjoy the same trading rights. We are unaware of any method by which the Company could accomplish these objectives without obtaining separate CUSIP numbers and a new NYSE listing.

Similarly, we do not believe that differences in the legal rights of consenting and non-consenting holders after the consent solicitation implies that the Company has created different classes of securities. Several courts, in connection with upholding time-phase voting structures, shareholder rights plans and shareholder protection statutes, have held that holders of shares of a single class may be treated differently. See Providence and Worcester Company v. Baker, 378 A.2d 121 (Del. 1977) (in which the Delaware Supreme Court upheld the right of a Delaware corporation to authorize a single class of stock that granted one vote for every share held by a stockholder not exceeding 50 shares, and only one vote for every 20 shares held by a stockholder in excess of 50 shares); Williams v. Geier, 671 A.2d 1368 (Del. 1996) (upholding a time-phased voting structure that granted long-term holders of a single class of stock more votes per share than short-term holders); and Dynamics Corp. of America v. CTS Corp., 805 F.2d 705 (7th Cir. 1986) (rejecting a challenge to differences between the rights of holders of a single class of stock in connection with upholding a shareholder rights plan). See also Neuberger Berman Real Estate Income Fund, Inc. v. Lola Brown Trust No. 1B, 342 F. Supp. 2d 371 (D. Md. 2004) (similarly upholding a shareholders rights plan against a challenge to the legality of differential rights among holders of a single class of stock); CTS Corp. v. Dynamics Corporation of America, 481 U.S. 69 (1987) (upholding Indiana's control share acquisition statute, which, like other similar anti-takeover statutes, treats certain holders of stock differently); Kersten v. Pioneer Hi-Bred International, Inc., 626 F. Supp. 647 (N.D. Iowa 1985) (upholding unequal voting rights within a single class of stock); Groves v. Rosemound Improvement Association, Inc., 413 So. 2d 925 (La. Ct. App. 1982) (similarly upholding unequal voting rights within a single class of stock); and Gelco Corp. v. Coniston Partners, 652 F. Supp. 829 (D. Minn. 1986) (similarly upholding unequal voting rights within a single class of stock). The Company believes that the differences between the rights of consenting and non-consenting holders will be far less significant than those sanctioned by the courts in the cases cited above, both in terms of substance and duration.

Summary and Conclusions. Based on and subject to the foregoing, because both consenting holders and non-consenting holders of equity units will receive consideration of equivalent value upon settlement of the purchase contracts, we do not believe that the basic nature or basic financial terms of the purchase contracts will be materially affected by the proposed amendments. As a result, neither the consent solicitation nor the proposed amendments should constitute an offer or sale of a new security.

Because the consent solicitation would not involve the sale, purchase or an offer for sale or purchase of any security, or effecting a transaction through which one security is substituted for another, we believe that Section 2(a)(3) of the Securities Act of 1933, Rule 145(a) thereunder, and Regulation 14E and Rule 13e-4 under the Securities Exchange Act of 1934 do not apply to the Company's consent solicitation. In reaching this conclusion, we have carefully reviewed the types of reclassifications that could be considered "sales" under the Securities Act of 1933 pursuant to Rule 145(a)(1), and believe that the Company's proposals - especially when accomplished in a voluntary consent solicitation expressly permitted under the instruments governing the equity units - are unlike any of these reclassification transactions, all of which involved the exchange of securities for a new class or substantial modifications to fundamental terms not previously contemplated.

__________

The Company would like to proceed with its proposed consent solicitation as soon as practicable. Accordingly, we would appreciate being advised of any additional comments at your earliest convenience and would welcome the opportunity to discuss with you the matters discussed above.

In response to the staff's February 3, 2005 letter, please note that the Company hereby acknowledges that:

    the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with this filing. If you have any questions or comments regarding the Company's preliminary consent solicitation materials, please contact the undersigned at (504) 582-8386.

Sincerely,

/s/ Kenneth J. Najder

Kenneth J. Najder

cc:	Stacey W. Goff (via email)
Michele M. Anderson, Legal Branch Chief
(via telecopy 202-942-9594)
Reginald A. Norris, Staff Attorney
(via telecopy 202-942-9594)

Annex

Marked Response to Staff Comment No. 1

General
1.	It appears that your solicitation of consents to the proposed amendments to the purchase contract agreement may constitute an offer of a new security. In this regard, it appears that unit holders are effectively making a new investment decision when considering whether to accept units that will:
    be subject to new settlement provisions;
    trade separately on the NYSE; and
    trade under a different CUSIP number.

Please provide us with your legal analysis of why Section 2(a)(3) and Rule 145(a) of the Securities Act of 1933 do not apply to this solicitation or, in the alternative, advise us how you are complying with these provisions. In addition, please tell us why the solicitation of consents to amend the purchase contract agreement does not also constitute a tender offer to exchange units subject to Regulation 14E and Rule 13e-4 of the Securities Exchange Act of 1934.

Response to Comment 1:

Prior to the Company filing its preliminary solicitation materials with the Commission on January 21, 2005, we helped structure the Company's proposed amendments to minimize their impact on the equity unit holders and reviewed applicable securities law issues with Pillsbury Winthrop LLP, counsel to the Company's financial advisor. Based on these discussions, we concluded, and Pillsbury Winthrop LLP concurred, that the Company's proposed consent solicitation would not constitute an offer or sale of a new security. In response to your letter of February 3, 2005, we have re-reviewed in detail our prior analysis of case law, SEC no-action letters and secondary sources. For the reasons outlined below, this review has re-affirmed our belief, and the belief of Pillsbury Winthrop LLP, that the proposed consent solicitation will not constitute an offer or sale of a new security. In response to your letter we have also substantially revised the Company's preliminary consent solicitation statement to, among other things, further highlight and illustrate the Company's belief that its proposed amendments will not change the basic economic rights of the equity unit holders.

Background

The Company issued the purchase contracts as part of its outstanding equity units in May 2002. Each purchase contract currently obligates the holder of the purchase contract to purchase, and the Company to sell, on May 16, 2005, a fraction of a share of the Company's common stock equal to the "settlement rate." The settlement rate is calculated as follows:

  If the "applicable market value" of the Company's common stock (described below) is equal to or greater than $36 per share, the settlement rate will be 0.6944.
  If the applicable market value is less than $36 per share but greater than $28.60 per share, the settlement rate will be an amount equal to $25 divided by the {~~"~~}applicable market value.{~~"~~}
  If the applicable market value is less than or equal to $28.60, the settlement rate will be 0.8741.

The "applicable market value" will be the average of the closing price per share of the Company's common stock on each of the 20 consecutive trading days between April 14, 2005 and May 11, 2005.

The {~~purpose of the consent solicitation is to afford more flexibility to~~}Company's proposed amendments would enable the Company {~~in settling~~}to settle the purchase contracts by paying the settlement value in cash, shares of common stock, or a combination of both. The Company has structured its proposed amendments to gain additional financial flexibility, but without {~~materially~~  }changing the basic economic rights of holders. Although the Company believes it could have structured its consent solicitation to bind all equity unit holders, it elected instead to adopt the conservative approach of applying the proposed amendments solely to holders who timely consent to such amendments. The Company proposes to pay consenting holders a consent fee. We have revised the consent solicitation statement to provide more background information and clearer disclosure of the Company's purpose.

Discussion

No Fundamental Changes. Generally, the question of whether amendments to the governing documents of a particular security will create a new security turns on whether the amendments substantially affect the legal rights and obligations of the holders of that security. See McGuigan & Aiken, Amendment of Securities, 9 Rev. of Sec. Reg. 935, 935 (1976); see also 2 Louis Loss & Joel Seligman, Securities Regulation 1086 (3d ed. 1989). Under various judicial decisions and SEC no-action letters, this standard has traditionally been met when the amendments would significantly alter the "basic financial terms" or the "basic nature" of existing securities, as opposed to amendments that adjust contractual rights of a lesser magnitude. See, Leaseco Corp. (avail. Oct 22, 1982) (where the SEC agreed to take no action in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be "characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security"); Susquehanna Corp. (avail. June 29, 1979) (where the SEC agreed to take no-action in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); Sheraton Corp. (avail. Nov. 24, 1978) (where the SEC agreed to take no-action in response to a request asserting that proposed amendments to indentures which would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture). See also Abrahamson v. Fleschner, 568 F.2d 862 (2nd Cir. 1975) (holding that a new security arises only when there is a significant change in the nature of the investment or the investment risks) and Sowards, 11 Business Organizations, 2-140 (1994) (noting that new securities arise only in connection with a "fundamental change" in the nature of an investment). In addition, amendments that do not increase the security holder's investment risk have been held to not involve the sale of a new security. Browning Debenture Holders' Comm. v. DASA Corp., [1974-1975 Transfer Binder] Fed. Sec. L. Rep. (CCH ¶ 95,071, at 97,753 (S.D.N.Y. 1975), aff'd, 524 F.2d 811 (2d Cir. 1975).

In light of the standards set forth above, we believe that the Company's proposed consent solicitation should not be deemed an offer or sale of a new security. Other than granting the Company more flexibility in the consideration it may use to settle purchase contracts of consenting holders, all of the terms of the purchase contracts will remain the same and consenting holders and non-consenting holders will continue to vote together as a single class with respect to any future amendments to the purchase contracts. As reflected in the illustrative chart and accompanying commentary included on pages 2 to 3 of the Company's revised preliminary consent solicitation statement, the Company believes that all equity unit holders will receive equivalent value on May 16, 2005 under their purchase contracts, regardless of whether they deliver or withhold their consent and regardless of whether the Company elects to pay consenting holders with cash, shares of the Company's common stock, or a combination of both. Because the value of consideration paid upon settlement of the purchase contracts would be based on the same "settlement rate" regardless of whether the Company settles in cash or stock, the Company believes that consenting holders will be subject to the same market risks that they agreed to assume in connection with making their investment decision to acquire the equity units. As such, we do not believe that holders are now being asked to make a new investment decision. In short, far from fundamentally altering basic rights or investment risks, the Company's proposed amendments do not in our view change in any material respect any of the basic economic rights or risks of equity unit holders.

We recognize that the cases and no-action letters cited above involved attempts by issuers to implement amendments that would bind all security holders, whereas the Company's proposed amendments seek to bind only consenting holders. We nonetheless believe these precedents are relevant because they illustrate instances where issuers were permitted to proceed freely with amendments that had a greater impact than the Company's proposals, both in terms of substance and the number of holders affected. If, under any particular set of circumstances, the SEC has previously granted issuers the greater power to amend the rights of all holders, we believe that necessarily grants to issuers the lesser power to amend the rights of only consenting holders. Moreover, we are unaware of any holdings or no-action letters where the procedural aspects of the amendment process control the substantive determination of whether the amendment altered fundamental rights.

We acknowledge that some commentators have suggested that Congress intended to draw a distinction between fundamental and non-fundamental amendments of debt securities in Section 316(b) of the Trust Indenture Act of 1939 by providing that amendments of debt holders' right to receive principal or interest payments must generally be approved by all holders. See B. Edwards and J. Bancone, Modifying Debt Securities: The Search for the Elusive "New Security" Doctrine, 47 Bus. Law. 571, 587 (Feb. 1992); see also Allied-Carson Corporation (avail. March 12, 1976). Even if this view of the Trust Indenture Act is correct, we believe there are several reasons why it should not control the determination of whether the Company's proposed amendments will fundamentally alter the rights of the equity unit holders. First, the Company believes it could have structured its consent solicitation to be binding on all holders of the equity units. Instead, the Company elected to adopt a literal and conservative reading of the instrument governing the equity units, which suggests that only consenting holders can be bound by amendments reducing the number of shares of common stock to be purchased under the equity units. We do not believe that the Company's election to adopt a conservative procedural position should impact the substantive determination of whether new securities have been created by altering fundamental rights. In short, substance, not procedure, should govern whether rights have been fundamentally affected. Second, the economic impact of the Company's amendments are quite limited, and fall far short of delaying or amending a right to receive principal or interest payments under a debt security. Finally, the commentators' analysis of the Trust Indenture Act applies solely to amendments of debt securities, and not equity securities such as the Company's equity units.

{~~The Company realizes~~}Although the Company acknowledges that the economic positions of consenting and non-consenting holders will not be identical if the Company elects to settle consenting holders in cash, the Company does not believe the differences will be material, either individually or in the aggregate. The most obvious difference is that only non-consenting holders will receive common stock at settlement. Clearly, however, equity unit holders who wish to receive stock at settlement can do so by withholding their consent to the proposed amendments. In addition, consenting holders could choose to use their cash payments to purchase common stock of the Company in the open market. Although such holders, unlike non-consenting holders, would incur brokerage fees, the Company believes that the consent fees paid to them by the Company will be sufficient for most holders to completely offset their brokerage fees. The Company further understands that increases in the market value of its common stock after the "settlement rate" is established (based on average trading prices between April 14, 2005 and May 11, 2005) would not be reflected in the amount of cash consenting holders will receive on May 16, 2005. However, by the same token, consenting holders who receive cash would also be protected from declines in the market value of the common stock after the settlement rate is established. These consequences do not flow from any fundamental change in the nature of the purchase contracts, but {~~rather from~~}are ancillary byproducts of the opportunity the Company is affording to holders to consent to the proposed amendments. The Company has added disclosure to address this point on pages 5-6 of the revised preliminary consent solicitation statement. The Company believes that it is unlikely that the market price of its common stock will increase or decrease enough over such a short period of time to materially impact the comparative value of consideration received by different holders. Recently, the Company's common stock has experienced relatively low trading volatility. (The Company's trading beta for 2004 based on the S&P 500 Index was 0.62.)

Consent is Pursuant to Agreed-Upon Procedures. In addition to the foregoing, case law and SEC no-action letters provide that amendments to a security do not create a new security when made in accordance with the instrument governing the rights of the original security holders. See Sheraton Corp., supra, and Browning, supra (where the District Court rejected plaintiff's argument that a reduction in the conversion price of outstanding debentures constituted a sale of a new security because the reduction was merely "a change in one term of the security, accomplished in the manner contemplated and expressly provided for at the time the security was issued"). We believe these decisions lend further support to our view that the Company's proposals to not constitute an offer or sale of a new security. The Company's purchase contract agreement that governs the rights of equity unit holders specifically permits the holders to give consents to amend the purchase contracts, and the consent solicitation, by its terms, would be conducted in accordance with the purchase contract agreement. As a result, the Company is soliciting consents in a manner contractually agreed upon by the equity unit holders at the time they made their investment decision to acquire the units. Put another way, the equity unit holders knowingly acquired their securities subject to the rights of the Company to effect changes in the manner now proposed. We further believe that the Company's proposed changes are much less substantial than the debenture conversion price amendments that the Browning court held to be insufficient to give rise to a new security. If changing a debenture conversion price can be effected without creating a new security, we believe the Company's narrowly tailored proposals, which do not alter the manner in which the settlement rate will be determined, should merit the same conclusion.

Other Considerations. We do not believe that the Company's plan to obtain separate CUSIP numbers and a New York Stock Exchange listing for the equity units of consenting holders should weigh in favor of a determination that the proposed amendments constitute the offer or sale of a new security. In order to properly settle purchase contracts in cash, the Company has sought new CUSIP numbers solely as an administrative tool to enable it to distinguish between equity units that are subject to the amendments and those that are not. Moreover, the Company is seeking a new NYSE listing solely to preserve the existing trading rights of equity unit holders and ensure that consenting and non-consenting holders enjoy the same trading rights. We are unaware of any method by which the Company could accomplish these objectives without obtaining separate CUSIP numbers and a new NYSE listing.

Similarly, we do not believe that differences in the legal rights of consenting and non-consenting holders after the consent solicitation implies that the Company has created different classes of securities. Several courts, in connection with upholding time-phase voting structures, shareholder rights plans and shareholder protection statutes, have held that holders of shares of a single class may be treated differently. See Providence and Worcester Company v. Baker, 378 A.2d 121 (Del. 1977) (in which the Delaware Supreme Court upheld the right of a Delaware corporation to authorize a single class of stock that granted one vote for every share held by a stockholder not exceeding 50 shares, and only one vote for every 20 shares held by a stockholder in excess of 50 shares); Williams v. Geier, 671 A.2d 1368 (Del. 1996) (upholding a time-phased voting structure that granted long-term holders of a single class of stock more votes per share than short-term holders); and Dynamics Corp. of America v. CTS Corp., 805 F.2d 705 (7th Cir. 1986) (rejecting a challenge to differences between the rights of holders of a single class of stock in connection with upholding a shareholder rights plan). See also Neuberger Berman Real Estate Income Fund, Inc. v. Lola Brown Trust No. 1B, 342 F. Supp. 2d 371 (D. Md. 2004) (similarly upholding a shareholders rights plan against a challenge to the legality of differential rights among holders of a single class of stock); CTS Corp. v. Dynamics Corporation of America, 481 U.S. 69 (1987) (upholding Indiana's control share acquisition statute, which, like other similar anti-takeover statutes, treats certain holders of stock differently); Kersten v. Pioneer Hi-Bred International, Inc., 626 F. Supp. 647 (N.D. Iowa 1985) (upholding unequal voting rights within a single class of stock); Groves v. Rosemound Improvement Association, Inc., 413 So. 2d 925 (La. Ct. App. 1982) (similarly upholding unequal voting rights within a single class of stock); and Gelco Corp. v. Coniston Partners, 652 F. Supp. 829 (D. Minn. 1986) (similarly upholding unequal voting rights within a single class of stock). The Company believes that the differences between the rights of consenting and non-consenting holders will be far less significant than those sanctioned by the courts in the cases cited above, both in terms of substance and duration.

Summary and Conclusions. Based on and subject to the foregoing, because both consenting holders and non-consenting holders of equity units will receive consideration of equivalent value upon settlement of the purchase contracts, we do not believe that the basic nature or basic financial terms of the purchase contracts will be materially affected by the proposed amendments. As a result, neither the consent solicitation nor the proposed amendments should constitute an offer or sale of a new security.

Because the consent solicitation would not involve the sale, purchase or an offer for sale or purchase of any security, or effecting a transaction through which one security is substituted for another, we believe that Section 2(a)(3) of the Securities Act of 1933, Rule 145(a) thereunder, and Regulation 14E and Rule 13e-4 under the Securities Exchange Act of 1934 do not apply to the Company's consent solicitation. In reaching this conclusion, we have carefully reviewed the types of reclassifications that could be considered "sales" under the Securities Act of 1933 pursuant to Rule 145(a)(1), and believe that the Company's proposals - especially when accomplished in a voluntary consent solicitation expressly permitted under the instruments governing the equity units - are unlike any of these reclassification transactions, all of which involved the exchange of securities for a new class or substantial modifications to fundamental terms not previously contemplated.1

1 Transactions considered to be "sales" pursuant to SEC no-action letters under Rule 145(a)(1) include (i) reclassifications of stock from non-voting to voting {~~states~~} status (Trans World Airlines, Inc. (avail. Dec. 9, 1983)), (ii) reclassifications of common stock to add redemption rights (Coralta Resources Ltd. (avail. Nov. 22, 1982)), (iii) reclassifications of preferred stock into cash or a new class of preferred (American Can Co. (avail. May 12, 1980)), and (iv) reclassifications of preferred stock into common stock (Steiner Am. Corp. (avail. May 4, 1973)).